UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

NANOVIRICIDES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	76-0674577
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

135 Wood Street, Suite 205, West Haven, Connecticut	06516
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.001 per share	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ¨ ☐

Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

This registration statement on Form 8-A is being filed to register the common stock, par value $0.001 per share (the “Common Stock”), of NanoViricides, Inc., a Nevada corporation (the “Registrant”), under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the listing of the common stock on the NYSE MKT (“NYSE MKT”). The Common Stock is currently quoted on the OTCBB under the symbol “NNVC”. The Registrant anticipates that the listing of the Common Stock on the NYSE MKT will begin at the opening of trading on September 25, 2013 under the symbol “NNVC.”

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of the Registrant’s common stock and the provisions of its charter documents are summaries and are qualified by reference to the Registrant’s Articles of Incorporation, as ameded, and its bylaws listed as exhibits to this registration statement. The Registrant and its common stock are also governed by the general corporation laws of the State of Nevada.

Authorized and Outstanding: We are authorized to issue up to 85,714,286 shares of common stock, par value $0.001 per share, and 4,000,000 shares of preferred stock, par value $0.001 per share. As of September 23, 2013, there were 49,976,714 shares of our common stock issued and outstanding, which shares were held by approximately 6,000 stockholders of record, and 2,820,358 shares of preferred stock outstanding.

All outstanding shares of common stock are fully paid and nonassessable.

Common Stock:

Voting. Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote, except matters that relate only to a series of our preferred stock. Holders of common stock do not have cumulative voting rights.

In general, (i) stockholder action (except for bylaw amendments, which require a majority of shares entitled to vote, and election of directors, which requires a plurality vote) is based on the affirmative vote of a majority of the votes cast and (ii) broker non-votes and abstentions are considered for purposes of establishing a quorum but are not considered as votes cast for or against a proposal or director nominee. Directors are elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Our board of directors is divided into three classes. At each annual meeting of stockholders, each of the successors elected to replace the directors of a class whose term expires at such annual meeting are elected to hold office for a two year term.

Stockholders may not take action by written consent unless the taking of such action by written consent is approved in advance by resolution of our board of directors.

Dividends. Subject to limitations under Nevada law and preferences that may apply to any then-outstanding shares of preferred stock, holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Liquidation. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock, subject to the liquidation preference of any then outstanding shares of preferred stock.

Miscellaneous. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Transfer Agent. The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc.

Preferred Stock:

Our Articles of Incorporation empowers our board of directors, without further action by our stockholders, to issue up to 5,714,286 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to fix and determine the designations, powers, preferences and rights, and the qualifications, limitations or restrictions, of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, the redemption price or prices and liquidation preferences, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could make it more difficult or prevent a change of control of our company or the removal of our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. The rights of holders of our common stock described above will be subject to, and may be adversely affected by, the rights of any preferred stock that our board of directors may designate and issue in the future.

Item 2.	Exhibits.

The Common Stock to be registered on this Form 8-A is to be listed on the NYSE MKT LLC. In accordance with the instructions to Form 8-A, no exhibits are required to be filed as part of this Form 8-A since no other securities of the Registrant are registered on the NYSE MKT LLC and because the securities being registered on this Form 8-A are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NANOVIRICIDES, INC.

Date: September 23, 2013	By:	/s/ Anil Diwan
Name: Anil Diwan
Title: President